OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

                                                               PARK AVENUE TOWER
                                                             65 EAST 55TH STREET
                                                        NEW YORK, NEW YORK 10022
                                                         TELEPHONE: 212.451.2300
                         October 25, 2006                FACSIMILE: 212.451.2222

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                                                       DIRECT DIAL: 212-451-2333
                                                   EMAIL: SWOLOSKY@OLSHANLAW.COM

BY EDGAR AND FEDEX
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Daniel F. Duchovny

          Re:  Rural/Metro Corporation
               PREC14A filed October 17, 2006
               FILE NO. 0-22056
               ------------------------------

Dear Mr. Duchovny:

         We acknowledge  receipt of the letter of comment dated October 23, 2006 from the Staff  (the  "Comment  Letter")  with  regard  to the  above-referenced matter.  We have reviewed the Comment  Letter with Accipiter Life Sciences Fund,
LP ("Accipiter") and provide the following  supplemental response on its behalf.
Unless otherwise indicated,  the page references below are to the marked version of the  enclosed  paper copy of the  Preliminary  Schedule 14A filed on the date hereof.  Capitalized  terms used  herein  and not  separately  defined  have the meanings  given to them in the  Preliminary  Schedule  14A.  Our  responses  are numbered to correspond to your comments.

SCHEDULE 14A

     1.   PLEASE FILL IN THE BLANKS IN YOUR DOCUMENT.

     The disclosure has been added as requested. The only blanks remaining in the document are with respect to the approximate date that the Proxy
     Statement will first be furnished to stockholders. See pages 2 and 11 of
     Proxy Statement.

REASONS WHY THE ACCIPITER GROUP IS CHALLENGING THE INCUMBENT DIRECTORS, PAGE 4

     2.  WE NOTE YOUR STATEMENT THAT ELECTING YOUR NOMINEES "REPRESENTS THE BEST
         MEANS FOR  RURAL TO  ENHANCE  THE  VALUE FOR ALL OF ITS  STOCKHOLDERS."

                                                               NEW JERSEY OFFICE
                                                       2001 ROUTE 46 / SUITE 202
                                                    PARSIPPANY, NEW JERSEY 07054
                                                         TELEPHONE: 973.331.7200
                                                         FACSIMILE: 973.331.7222

         PLEASE  DISCLOSE  HOW YOU INTEND TO  ACCOMPLISH  THIS.  DO YOU HAVE ANY
         SPECIFIC PLANS TO ENHANCE VALUE? IF NOT, PLEASE STATE SO.

     The  disclosure  has been added as  requested  to provide how our  nominees intend  to  enhance  the value  for all  stockholders.  See page 4 of Proxy
     Statement.

     3.  EACH  STATEMENT  OR  ASSERTION  OF  OPINION  OR BELIEF  MUST BE CLEARLY
         CHARACTERIZED  AS SUCH,  AND A REASONABLE  FACTUAL BASIS MUST EXIST FOR
         EACH SUCH OPINION OR BELIEF.  SUPPORT FOR OPINIONS OR BELIEFS SHOULD BE
         SELF-EVIDENT, DISCLOSED IN THE PROXY STATEMENT OR PROVIDED TO THE STAFF
         ON A SUPPLEMENTAL BASIS. WE NOTE, FOR EXAMPLE:

             o  YOUR  BELIEF  THAT  THE  COMPANY'S   UNWILLINGNESS   TO  PROVIDE
                FINANCIAL  GUIDANCE TO SECURITY  HOLDERS AND ITS  FEBRUARY  2006
                REGISTRATION STATEMENT ADVERSELY AFFECTED THE STOCK PRICE; AND,
             o  YOUR BELIEF THAT THE COMPANY'S STOCK IS UNDERVALUED AND THAT THE
                COMPANY WOULD BE AN ATTRACTIVE  ACQUISITION CANDIDATE FOR EITHER
                A STRATEGIC OR FINANCIAL ACQUIRER.

     The  disclosure  has been revised as  requested  to provide the  reasonable basis  for such  opinions  or  beliefs.  Please  see pages 4 and 5 of Proxy
     Statement.   We  also  refer  the  Staff  to  the  supplementally  provided spreadsheet showing our projected EBITDA for the Company as compared to the rest of the healthcare industry.

FORM OF PROXY

     4.  PLEASE  REVISE  THE  FORM OF  PROXY  TO  CLEARLY  IDENTIFY  IT AS BEING
         PRELIMINARY. SEE RULE 14A-6(E)(1) OF REGULATION 14A.

     The  form of  proxy  has  been  revised  to  clearly  identify  it as being preliminary. Please see page 1 and the proxy card.

                                    * * * * *

         The Staff is invited to contact the  undersigned  with any  comments or questions it may have. We would  appreciate your prompt advice as to whether the
Staff has any further comments.

                                                 Very truly yours,

                                                 /s/ Steven Wolosky
                                                 Steven Wolosky

Enclosure

cc:   Gabe Hoffman
      Nicole Viglucci

                                 ACKNOWLEDGMENT

     In  connection  with  responding  to  the  comments  of  the  Staff  of the
Securities and Exchange  Commission (the "Commission")  relating to the Schedule
14A filed Accipiter Life Sciences Fund, LP on October 17, 2006 (as amended,  the
"Schedule 14A"), the undersigned acknowledges the following:

     o  The  undersigned  is  responsible  for the  adequacy and accuracy of the disclosure in the Schedule 14A.

     o  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission  from taking any action with respect to the
        Schedule 14A.

     o  The  undersigned  may not  assert  Staff  comments  as a defense  in any proceeding  initiated by the  Commission or any person under the federal securities laws of the United States.

Dated:   October 25, 2006

ACCIPITER LIFE SCIENCES FUND, LP           ACCIPITER LIFE SCIENCES FUND
ACCIPITER LIFE SCIENCES FUND, LP           (OFFSHORE), LTD.
ACCIPITER LIFE SCIENCES FUND II (QP),      ACCIPITER LIFE SCIENCES FUND II
LP                                         (OFFSHORE), LTD.

By: Candens Capital, LLC                   By: Accipiter Capital Management, LLC
    its general partner                        its investment manager

By: /s/ Gabe Hoffman                       By: /s/ Gabe Hoffman
    ----------------------------------         ---------------------------------
    Gabe Hoffman, Managing Member              Gabe Hoffman, Managing Member

ACCIPITER CAPITAL MANAGEMENT, LLC          CANDENS CAPITAL, LLC

By: /s/ Gabe Hoffman                       By: /s/ Gabe Hoffman
    ----------------------------------         ---------------------------------
    Gabe Hoffman, Managing Member              Gabe Hoffman, Managing Member

/s/ Gabe Hoffman                           /s/ Nicole Viglucci
--------------------------------------     -------------------------------------
GABE HOFFMAN                               NICOLE VIGLUCCI